BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.           Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.           Date of Material Change

The date of the material change is August 8, 2008.

3.           News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                               August 8, 2008

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.           Summary of Material Change

Yukon-Nevada Gold Corp. announces closing of its Jerritt Canyon Mine, Nevada.

5.           Full Description of Material Change

Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada Gold”) announces its termination of Investec’s mandate to arrange and underwrite financing for mine expansion at the Jerritt Canyon Project, Nevada.

In the face of continuing operating cost pressure in the mining industry worldwide Yukon-Nevada Gold has decided to suspend its underground operations at its Jerritt Canyon mines and focus solely on operating the profitable 4,000 plus tons per day mill that has been refurbished over the past six months. The Company will make all efforts to minimize the impact of this decision on its employees, suppliers and the local community.

President and CEO Graham Dickson stated that “with our present mining plan the underground operations were not showing the profitability needed to continue or to expand the mining operations. The great exploration results reported this year in the Mahala basin combined with our known reserves at the SSX, Smith and Starvation Canyon mines will be modeled by our mining group with the goal of detailing a mining plan capable of producing grade and tons that can be mined profitably.”

In the meantime Yukon-Nevada Gold will continue to process its own stockpiled ore and the stockpiled ore of Newmont under its existing agreement with which extends to the end of the year. Yukon-Nevada Gold is currently in negotiations with Newmont with regard to a further milling agreement on a cost plus basis at a rate of 3,000 tons per day.

Yukon-Nevada Gold is additionally pursuing further milling contracts for ore generated in the Jerritt Canyon area which can be processed through either its roasting facility or its separate wet milling facility.

At Ketza River the Company has completed its successful exploration drilling for the season. The expansion of deposits within the open pits and surrounding areas will add value to the expected Pre-Feasibility Study. The completion of the Pre-Feasibility and permitting will now be the focus of the project group’s efforts.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.           Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Graham Dickson, President and CEO
Bus. Tel:	(604) 688-9427

9.           Date of Report

Dated at   Vancouver, British Columbia                                     , this 12th day of August, 2008.

“Graham Dickson”
Graham Dickson, President